United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Securities and Future Commission of Hong Kong, Hong Kong Exchanges and Clearing Limited (the “Stock Exchange”), The Stock Exchange of Hong Kong Limited and Hong Kong Securities and Clearing Company Limited (the “HKSCC”) não são responsáveis pelo conteúdo deste documento, não fazem nenhuma declaração quanto à sua exatidão ou totalidade e negam expressamente qualquer responsabilidade por qualquer perda resultante ou baseada em todo ou qualquer parte do conteúdo deste instrumento.
Este anúncio é apenas para fins informativos e não constitui uma oferta, e tampouco é constituído para atrair ofertas e não deve ser considerado como incentivo ou estímulo para comprar ou vender quaisquer ações ou outros títulos da Vale S. A. (Companhia) ou do Grupo, não possui nenhum tipo de ações ou outros valores mobiliários atribuídos com objetivo de serem oferecidos para venda ou subscrição pública. Nenhuma nova ação do capital social da Companhia passará a ser distribuída e emitida em conexão com, ou em conformidade com este anúncio. Os potenciais investidores devem ler o documento datado de 02 dezembro de 2010 (“Documento de Listagem”) de emissão da companhia.
Salvo indicação em contrário deste anúncio, termos capitalizados terão o mesmo significado que as definidas no Documento de Listagem.
Vale S.A.
(Ticker: 6210 para certificados de depósitos lastreados em ações ordinárias)
(Ticker: 6230 para certificados de depósitos lastreados em ações preferenciais)
LISTAGEM DE RECIBOS DE DEPÓSITOS
NA STOCK EXCHANGE OF HONG KONG LIMITED
Coordenador
J.P. Morgan Securities (Asia Pacific) Limited

LISTAGENS E NEGOCIAÇÕES
A Vale solicitou ao Comitê de Listagem autorização para a admissão e permissão para negociar uma listagem secundária na bolsa de valores os certificados de depósito. Os certificados compreendem os certificados de depósito ordinários e certificados de depósito preferenciais, representando as ações ordinárias e ações preferenciais Classe A, respectivamente, na proporção de um certificado de depósito ordinário para uma ação ordinária e um certificado de depósito preferencial Classe A para uma ação preferencial Classe A. As ações são atualmente listadas na BM&FBOVESPA, no Brasil e negociadas no Latibex na Bolsa de Madri, Espanha. As ADRs, evidenciando ADSs que representam ambas as ações ordinárias e ações preferenciais Classe A, também estão atualmente listadas na NYSE, Estados Unidos, e negociados na NYSE Euronext Paris.
A listagem irá incluir até 259.242.052 certificados de depósitos ordinários lastreados em ações ordinárias e até 393.470.993 certificados de depósitos preferenciais lastreados em ações preferenciais Classe A, cada um denominado em dólares de Hong Kong, sem valor nominal.
As negociações das HDRs na Bolsa de Valores devem começar às 9h30, em 8 de dezembro de 2010, horário de Hong Kong. Certificados de depósitos ordinários e certificados de depósitos preferenciais Classe A serão, respectivamente, negociados em lotes de 50 cada.
A listagem dos HDRs na Bolsa de Valores trata-se apenas de uma listagem e não há ações sendo emitidas ou vendidas em conexão com a listagem.
TERMOS DOS CERTIFICADOS DE DEPÓSITO
Os HDRs serão emitidos com base nos HDSs compreendendo os HDSs ordinários e HDSs preferenciais Classe A depositados com o custodiante, Banco Bradesco S.A., na conta do J.P. Morgan Chase Bank, N.A. como agente depositário de HDR. O custodiante reterá as ações ordinárias e as ações preferenciais Classe A na conta do agente depositário de HDR em nome dos detentores de HDR, segregados de todas as outras propriedades do custodiante. A não ser que os detentores solicitem especificadamente, todas as HDSs serão registradas nos livros do agente depositário do HDR de forma escritural, e extratos periódicos serão enviados aos detentores dos HDRs, que monstrarão a participação no capital de tais HDSs.
Os detentores de HDR não serão tratados como acionistas da Companhia e não terão quaisquer dos direitos dos acionistas, que são regidos pela legislação brasileira. O agente depositário do HDR ou seu representante será o proprietário registrado dos HDSs. Os direitos de um titular de HDR derivam de, e são regidos pelos termos dos acordos com o agente depositário, e o detentor do HDR deve contar com o agente depositário para exercer seus direitos de acionista. Os acordos com o agente depositário são regidos pela lei de Hong Kong.
Para mais detalhes sobre os termos dos acordos com o agente depositário, os potenciais investidores são aconselhados a consultar a seção titulada “Listagem, Termos do Certificado de Depósito e Acordos de Agente Depositário, Registro, Negociações e Liquidação”, no Documento de Listagem.
CONVERSÃO DE AÇÕES ORDINÁRIAS, AÇÕES PREFERENCIAIS CLASSE A E ADRS EM HDRS
Os acionistas que desejam converter em HDRs suas ações ordinárias e/ou ações preferenciais Classe A listadas na BM&FBOVESPA ou comercializadas na LATIBEX, da Bolsa de Valores de Madri podem, por ocasião, após a publicação deste documento de listagem, convertê-las por meio de instruções ao custodiante, por meio de corretor(es) local(is). Ao receber a confirmação, por parte do custodiante, de que as ações ordinárias e/ou ações preferenciais Classe A foram transferidas da BM&FBOVESPA ou LABITEX (conforme o caso), o agente depositário de HDR instruirá o agente de registro de HDR a emitir o(s) recibo(s) de HDR relevante(s). O agente depositário de HDR e o agente de registro de HDR esperam concluir a conversão das ações ordinárias e ações preferenciais Classe A para HDRs no prazo de três dias úteis.

Os detentores de ADR interessados em converter seus ADRs listados na NYSE ou negociados na NYSE Euronext Paris podem fazê-lo, periodicamente, após a publicação do documento de listagem, fornecendo instruções de conversão para cancelar seus ADRs e converter os ADRs cancelados em HDRs. Mediante recebimento de instruções de um detentor de ADR por meio do sistema do Depositary Trust Company (DTC), o agente depositário de ADR providenciará o cancelamento dos ADRs, e o agente de registro de HDR providenciará, mediante instruções do agente depositário de HDR após o cancelamento de tais ADRs, a emissão de recibo(s) de HDRs em Hong Kong. Para os detentores de ADRs que desejarem converter seus ADRs em HDRs usando esse procedimento, será necessário preencher um formulário de conversão. O formulário, que contém informações de como deve ser devolvido, pode ser encontrado no site do agente depositário de ADR www.adr.com. O agente depositário de HDR e o agente de registro de HDR devem completar a conversão de ADRs para HDRs em três dias úteis.
Haverá uma taxa de conversão a pagar ao agente de registro de HDR recolhidos em nome do agente depositário de ADR e do depositário de HDR, se o detentor solicitar a conversão de suas ações em HDRs ou os detentores de ADR aplicarem para a conversão de seus ADRs em HDRs. A taxa de emissão dos HDRs emitidos através da conversão de ações e ADRs, durante o período de dois meses a contar da data de publicação do documento de listagem até 1º de fevereiro de 2010 (ambos inclusive), não será cobrada pelo agente depositário de ADR e o agente depositário de HDR.
Vale esclarecer que os certificados de depósitos ordinários não podem ser convertidos em certificados de depósitos preferenciais Classe A.
Para mais detalhes sobre a conversão das ações e/ou ADRs para HDRs, os potenciais investidores podem consultar a seção intitulada “Listagem, Termos do Certificado de Depósito e Acordos de Agente Depositário, Registro, Negociações e Liquidação — Conversão de Ações Ordinárias, Ações Preferenciais Classe A e ADRs em HDRs”, no documento de listagem. Você deve consultar sua corretora de valores ou outro consultor profissional, ou contactar o agente depositário de HDR em DR_Settlements@jpmorgan.com para informações sobre conversão. Informação relevante para a conversão de ações e ADRs em HDRs também estará disponível no site do depositário de HDR www.adr.com.
CANCELAMENTO DE HDRS E CONVERSÃO DE HDRS EM AÇÕES E ADRS
Qualquer titular de HDR, cujas HDRs sejam registradas no agente de registro de HDR, poderá requisitar a conversão para o agente de registro HDR para conversão dos HDRs em ações ordinárias e/ou ações preferenciais Classe A e/ou ADRs (conforme o caso), a partir de 8 de dezembro de 2010. Quando o formulário do pedido de conversão for recebido pelo agente de registro de HDR juntamente com o correspondente certificado HDR antes das 12h (horário de Hong Kong) num dia útil, o agente de registro de HDR espera concluir a conversão de ações ordinárias e/ou ações preferenciais Classe A ou a conversão de ADRs no prazo de três dias úteis.
Para maiores detalhes sobre a conversão de HDRs em ações e/ou ADRs, os potenciais investidores são aconselhados a consultar a seção intitulada “Listagem, Termos do Certificado de Depósito e Acordos de Agente Depositário, Registro, Negociações e Liquidação — Cancelamento de HDRs e Conversão de HDRs em Ações Ordinárias, Ações Preferenciais Classe A e ADRs”, no documento de listagem.
ELIGIBILIDADE PARA CCASS
Sujeitos a aprovação final para a listagem, a permissão para negociar os HDRs na Bolsa de Valores, e à Companhia consoante com os requerimentos de admissão na HKSCC, os HDRs serão aceitos como títulos elegíveis pela HKSCC para depósito, custódia e liquidação na CCASS, com efeitos a partir da data de início das operações de HDRs na bolsa de valores, ou em outra data, a ser determinada pela HKSCC. A liquidação das transações entre os participantes da bolsa de valores ocorrerá pela CCASS no segundo dia útil após qualquer dia útil (D + 2). Todas as atividades sob CCASS estão sujeitas ao Regulamento Geral da CCASS, bem como a Procedimentos Operacionais da CCASS. Todas as providências necessárias foram tomadas para o HDR ser admitido no CCASS.

DISPONIBILIDADE DO DOCUMENTO DE LISTAGEM
Cópias impressas do documento de listagem emitidas em conformidade com o regulamento de listagem e aplicáveis à listagem estarão disponíveis apenas para fins informativos durante o horário comercial entre 9h e 17h, de 02 de dezembro de 2010 até 15 de dezembro de 2010 (incluindo dias 2 e 15), nas seguintes localidades:
•	no escritório do coordenador, J.P. Morgan Securities (Asia Pacific) Limited, em 27/F Charter House, 8 Connaught Road, Central, Hong Kong.
•	no escritório dos consultores jurídicos em Hong Kong, Norton Rose Hong Kong, em 38/F Jardine House, 1 Connaught Place, Central, Hong Kong.
Além disso, versões eletrônicas do documento de listagem estarão disponíveis a partir de 2 de dezembro de 2010, através dos seguintes websites:
•	Vale: http://www.vale.com;
•	Bolsa de Valores: http://hkexnews.hk;
•	BM&FBOVESPA: http://www.bmfbovespa.com.br;
•	CVM: http://www.cvm.gov.br/;
•	SEC: http://www.sec.gov; e
•	LATIBEX: http://www.latibex.com.
PROCEDIMENTOS DE LIQUIDEZ
Antes e após a listagem, o J.P. Morgan Broking (Hong Kong) Ltd. e suas respectivas coligadas como “Dealer” designado, irão realizar algumas operações com as HDRs nas circunstâncias descritas abaixo.
Certas operações previstas para serem realizadas pelo Dealer, durante o período designado, podem ser objeto de venda descoberta (ou ser considerado como short-selling), sob as leis e regulamento de Hong Kong.
A esse respeito, o coordenador, em nome do Dealer, obteve a isenção da bolsa de valores, a fim de permitir que o Dealer conduzisse as atividades de trading descritas abaixo, que podem constituir (ou ser consideradas) venda a descoberto durante o período de negociação, caso o HDR não seja “Valores Mobiliários Designados”, tal como definido nas Regras da Bolsa de Valores, de forma a assegurar o cumprimento das regras que restringem a bolsa de valores de realizar vendas a descoberto apenas para títulos designados como valores mobiliários. Além disso, a bolsa de valores renunciou à restrição da venda a descoberto durante a sessão de abertura (conforme definido no Regulamento da Bolsa de Valores, de 9h30, do início do pregão da manhã, às 10h) para permitir que o Dealer efetuasse tais operações com os HDRs durante as sessões de aberturas. O coordenador, também solicitou em nome do Dealer, e obteve da bolsa de valores a isenção do regulamento de que venda a descoberto não deve ser realizada na bolsa de valores, abaixo do melhor preço atual de venda, exceto quando o “Designated Security is a Market Making Security” (conforme definido pelas Regras da Bolsa de Valores) negociado no Programa Piloto (conforme definido pelas Regras da Bolsa de Valores), aprovado pelo SFC a isenção deste regulamento (as isenções acima mencionadas coletivamente como Isenções).
Nenhuma outra pessoa além do Dealer tem permissão para realizar vendas a descoberto de HDRs na bolsa durante o período designado ou posteriormente, a menos que os HDRs sejam designados para a venda a descoberto pela bolsa de valores. Após o término do período designado, o Dealer não será capaz de se envolver em tradings descritos abaixos em relação aos HDRs na Bolsa de Valores a menos que os HDRs sejam designados para a venda a descoberto pela bolsa de valores.

Tais atividades e isenções facilitarão ao Dealer na realização dos tradings, no que diz respeito aos HDRs na bolsa durante o período designado, a fim de tentar prover liquidez para satisfazer a procura pelos HDRs no período imediatamente após a listagem:
1
O Dealer poderá entrar em acordo com os titulares de ADRs existentes para alugar ADRs listados na NYSE e depositados com o agente depositário de ADR. Antes da listagem e durante o período de dois meses, a contar da data de início da negociação do HDR na Bolsa de Valores (o “Período Designado”), o Dealer poderá emitir HDRs convertidos a partir dessas ADRs alugadas que o Dealer disponibilizará para venda ao mercado de Hong Kong, prevalecendo o preço de mercado para atender a demanda, caso a oferta de outras fontes de mercado revele-se insuficiente para manter a ordem no mercado. Estes acordos deverão encerrar e expirar no termo do período designado.

2
Para encerrar as suas posições alugadas, o Dealer poderá comprar ADRs da NYSE ou remover qualquer HDR inutilizando-a por cancelamento, assim como inutilizando HDRs e reemitindo os ADRs correspondentes aos titulares de ADRs de empréstimo. Se necessário, o Dealer pode repetir o processo ou, alternativamente, pode comprar ADRs da NYSE, a fim de prover liquidez para atender a demanda por HDRs no mercado de Hong Kong durante o período designado.

3
O Dealer definirá a identidade do corretor exclusivo para a realização de venda coberta (short-sale) e outras operações (incluindo compras e vendas de HDRs) em Hong Kong, para ajudar na identificação e, assim, procurar melhorar a transparência das operações realizadas no mercado de Hong Kong. O número de identidade do designado corretor estará disponível, em qualquer caso, no mais tardar no dia útil anterior ao primeiro dia da listagem. O Dealer irá notificar a Companhia do número de identidade do corretor designado. Essa informação, junto com os preços de fechamento das ações ordinárias e preferenciais de Classe A na BM&FBOVESPA e (em formas de ADRs) negociadas na NYSE em 2 de dezembro de 2010, será publicada no site da Companhia e divulgada por meio de um anúncio no site da bolsa, o que deverá ser feito por volta do dia 3 de dezembro de 2010. Qualquer alteração no número de identidade do corretor será divulgada logo que possível, utilizando os mesmos meios de comunicação, como descrito acima.

4
O Dealer entrou e entrará nos acordos (incluindo o trading activities descrito acima e qualquer outra operação de compra e venda com as HDRs) voluntariamente, de boa fé, em condições normais de concorrência, a fim de prover liquidez para atender a demanda por HDRs em Hong Kong.

Vale ressaltar que (1) os demais acionistas existentes, que converteram parte ou a totalidade de suas ações ordinárias e/ou ações preferenciais de Classe A para HDR ou (2) outros detentores de ADR existentes, que podem ter convertido as ADRs em HDRs, de acordo com os procedimentos estabelecidos na seção intitulada “Resultados, Termos dos Certificados de Depósito e Acordos com o depositário, Registro Relações e Liquidação — Conversão de Ações Ordinárias, Ações Preferenciais de Classe A e ADRs de HDRs”, no documento de listagem, a partir da data de publicação deste documento de listagem, também poderão realizar operações de arbitragem com HDRs. Tais atividades dependerão, entre outras fatores, da diferença de preços entre as diferentes bolsas de valores e do número de participantes que elegem os acordos arbitrários.
Além disso, a Vale irá, assim que possível e antes da abertura do mercado, no dia útil anterior ao primeiro dia da listagem, divulgar um anúncio na bolsa para comunicar ao público as seguintes informações, como a última data possível para o anúncio do número de HDRs em respeito às instruções recebidas pelo custodiante dos detentores das ADRs existentes para conversão de ADRs para HDRs e o número total de HDRs que serão registradas pelo registro de HDR.
As negociações descritas acima pelo Dealer e quaisquer pessoas atuando destas estarão de acordo com as leis, regras e regulamentos aplicáveis. O provimento de liquidez será implementado junto à listagem não consiste na estabilização dos preços, derivada de uma oferta pública. Além disso, o Dealer não será Market Maker (formador de mercado). Portanto, o Dealer não pretende negociar as HDRs em Hong Kong para atender às necessidades de demanda.

Potenciais investidores também são aconselhados a consultar a seção intitulada “Resultados, Termos do Certificado de Depósito e Acordos com o depositário, Registro Relações e Liquidação — instrumentos de liquidez”, no documento de listagem para obter mais detalhes, e os fatores de risco, incluindo os descritos no as seções intituladas “Fatores de Risco — Riscos Relativos à Introdução” e “Fatores de Risco — Riscos Relacionados aos Certificados de Depósito”, no documento de listagem.
PERCEPÇÃO DO INVESTIDOR
Antes da listagem, a Vale e o corretor exclusivo designado cooperaram em informar a comunidade de investidores no Brasil, Hong Kong, Estados Unidos, França e Espanha sobre os processos de conversão de ações ordinárias, ações preferenciais Classe A e ADRs em HDRs e informar à comunidade de investidores em Hong Kong sobre os acordos de liquidez, conforme divulgado no documento de listagem e quaisquer desenvolvimentos ou alterações a ele pertinentes. Após a listagem, a Vale e o corretor designado devem continuar a tomar medidas para instruir o público. Uma ou mais das seguintes medidas serão tomadas para aumentar a transparência da Vale, aprimorar o processo de conversão e os acordos de liquidez:
•	reuniões de non-deal roadshow serão realizadas para informar possíveis investidores sobre os acordos de liquidez e a listagem;
•	haverá coletivas e entrevistas à imprensa para transmitir informações aos investidores sobre os acordos de liquidez e a listagem;
•
um anúncio diário será divulgado no site da bolsa de valores, anunciando os preços de fechamento, no dia anterior, das ações ordinárias e ações preferenciais Classe A comercializadas na BM&FBOVESPA e (na forma de ADRs) na NYSE, em três dias úteis consecutivos no Brasil e nos Estados Unidos, respectivamente, antes da data de listagem. Esses anúncios serão feitos em 6 de dezembro de 2010 (com relação aos preços de fechamento das ações ordinárias e ações preferenciais classe A negociadas na BM&FBOVESPA e (na forma de ADRs) negociadas na NYSE em 3 de dezembro de 2010), 7 de dezembro de 2010 (com relação aos preços de fechamento das ações ordinárias e ações preferenciais classe A negociadas na BM&FBOVESPA e (na forma de ADRs) negociadas na NYSE em 6 de dezembro de 2010) e até as 9h em 8 de dezembro de 2010 (com relação aos preços de fechamento das ações ordinárias e ações preferenciais classe A negociadas na BM&FBOVESPA e (na forma de ADRs) negociadas na NYSE em 7 de dezembro de 2010);

•
um anúncio público sobre os procedimentos de conversão, conforme resumo nas seções “Conversão de ações ordinárias, ações preferenciais Classe A e ADRs em HDRs” e “Listagem, Termos do Certificado de Depósito e Acordos de Agente Depositário, Registro, Negociações e Liquidação — Acordos de Liquidez” no documento de listagem, respectivamente, será postado no site da Vale; e

•	briefings com relação aos procedimentos de liquidez serão realizados para, entre outros, as divisões de bancos privados, um sindicato de corretoras e outros investidores institucionais.
Adicionalmente às medidas acima, as informações relevantes, incluindo os preços de fechamento das ações ordinárias e das ações preferenciais Classe A no dia anterior negociadas na BM&FBOVESPA e (na forma de ADRs) na NYSE, serão divulgadas no site da Vale, em www.vale.com.
Informações de negociação em tempo real ou quase tempo real sobre:
•	as ações ordinárias e ações preferenciais Classe A podem ser obtidas através do site da BM&FBOVESPA: www.bmfbovespa.com.br;
•	os ADRs podem ser obtidos através do site da NYSE e NYSE Euronext Paris: www.nyse.com; e
•
as ações ordinárias e ações preferenciais Classe A e os ADRs podem ser obtidos através do site da Vale, em www.vale.com, ou por meio de prestadores de serviço que ofereçam tais instalações à custa do próprio investidor.

As informações em tempo real ou quase tempo real referentes aos HDRs podem ser obtidas no site da Vale, em www.vale.com, ou por meio de prestadores de serviço que as forneçam, à custa do investidor.

Chief Financial
and
Investor Relations Officer
Of
Vale S.A.
Guilherme Perboyre Cavalcanti
Hong Kong, 2 de dezembro 2010

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Date: December 2, 2010		Roberto Castello Branco
Director of Investor Relations